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March 23, 2018

VIA EDGAR AND ELECTRONIC MAIL

Daniel F. Duchovny Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Taubman Centers, Inc. (“Taubman”, “TCO” or the “Company)

Soliciting Material filed pursuant to Rule 14a-12 by Land & Buildings Capital Growth Fund, L.P.; L & B Real Estate Opportunity Fund, LP; Land & Buildings GP LP; Land & Buildings Investment Management, LLC; and Jonathan Litt

Filed March 2, 2018

File No. 001-11530

Dear Mr. Duchovny:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”) dated March 9, 2018 (the “Staff Letter”) with regard to the above-referenced matter. We have reviewed the Staff Letter with our client, Land & Buildings Capital Growth Fund, L.P. (together with the other participants in the proxy solicitation, “Land & Buildings”) and provide the following responses on its behalf. For ease of reference, the comment in the Staff Letter is reproduced in italicized form below.

1.	Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Accordingly, please provide your basis for the following:

Land & Buildings acknowledges the Staff’s comment and respectfully believes that a reasonable factual basis exists for each of the statements referenced below. Accordingly, Land & Buildings provides the Staff with the following supplemental support for each of the below-referenced statements.

•	Your disclosure that you have nominated a “highly-qualified director candidate.” In this respect, we note that you do not appear to have named your candidate;

Land & Buildings acknowledges the Staff’s comment and advises the Staff on a supplemental basis that its director candidate for election at the Annual Meeting is Jonathan Litt. Land & Buildings also directs the Staff to the “Certain Information Concerning the Participants” section of the press release which shows the participants in the solicitation, including Mr. Litt, which is the only individual identified. In light of the Staff’s comment, Land & Buildings advises the Staff that it has subsequently and more clearly publicly disclosed that Mr. Litt is Land & Buildings’ nominee for election at the Annual Meeting.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

March 23, 2018

•	Your disclosure asserting that the company has used “entrenchment tactics”;

Land & Buildings acknowledges the Staff’s comment and offers the Staff the following explanation on a supplemental basis in support of its belief that Taubman has used “entrenchment tactics.”

First, Land & Buildings directs the Staff to its solicitation materials in connection with its campaign to elect directors at the Company’s 2017 Annual Meeting of Shareholders (the “2017 Annual Meeting”), which outline in detail the numerous entrenchment tactics the Company has employed to the detriment of TCO shareholders. Specifically, Land & Buildings refers the Staff to its Investor Presentation titled “Addressing Abysmal Corporate Governance and Chronic Underperformance at Taubman Centers”, which was filed with the SEC on May 1, 2017 (the “Investor Presentation”) and can be viewed at the link below.

https://www.sec.gov/Archives/edgar/data/890319/000092189517001238/ex991dfan14a10432013_050117.pdf

As detailed throughout and in particular Section 2 titled “Troubling History of Abysmal Corporate Governance and Chronic Underperformance Under Leadership of Bobby Taubman” (slides 32 – 49) and Section 3 titled “Taubman Centers’ Worst in Class Corporate Governance” (slides 50-78) as well as the timeline in the Appendix titled “Taubman’s Timeline of Governance Failures and Capital” (slides 148 – 151), Taubman has engaged in numerous tactics and poor corporate governance practices that have served to entrench the current Board, namely, to preserve the Taubman family’s control over the Company to the detriment of Taubman shareholders, including, among others: the existence of a dual-class voting structure that gives the Taubman family approximately 30% of the voting power of the Company, which Glass, Lewis & Co., LLC, a leading proxy voting advisory firm (“Glass Lewis”), highlighted as problematic in its report for the 2017 Annual Meeting (see more on this below); the over-tenured1 and interconnected Board (see also more on this below); the combined roles of CEO and Chairman held by Robert Taubman and the appointment of Myron UIllman as Lead Director without having ever been elected to the Board by Taubman shareholders; the maintenance of a classified Board until Land & Buildings’ involvement (and as an 11th hour attempt to sway votes, as discussed below) despite a majority of the Company’s shareholders who voted in 2007 and 2008 supporting shareholder-proposals to declassify the Board, thereby demonstrating a failure to listen to the will of its shareholders2; allowing the Taubman family to have previously pledged 1/3rd of their OP units and Series B Preferred Stock, which was frowned upon by one of the leading proxy voting advisory firms Institutional Shareholder Services (“ISS”); the rejection of The Simon Property Group’s bid for Taubman despite a majority of shareholders supporting the acquisition; and the Board’s likely prior breach of fiduciary duties to Taubman shareholders.3

Despite TCO Chairman and CEO Bobby Taubman and Lead Director Myron Ullman being re-elected to the Board at the 2017 Annual Meeting, Land and Buildings’ nominees received near unanimous support from active managers and unanimous support from all three of the proxy advisory firms ISS, Glass Lewis and Egan-Jones, all of which highlighted the troubling governance practices at Taubman. The bottom line is that a majority of non-Taubman family shareholders sent a clear message that change is needed at the Company by voting in favor of the election of Land & Buildings’ nominees (and thereby, effectively against the election of Taubman CEO/Chairman and Lead Director). Notably, non-Taubman shareholders supported Land & Buildings’ slate of nominees even after the Company announced at the 11th hour (i.e. two days before the 2017 Annual Meeting) its commitment to declassify and refresh the Board, demonstrating their conviction that true change on the Board is needed at Taubman.

1 Glass Lewis likewise criticized the stale Board stating in its 2017 report: “Based upon our review and interactions, we view the Taubman board as an old-style board in need of further change and refreshment beyond the largely cosmetic and reactive changes it has made to date.”

2 ISS recommended that shareholders vote against all three directors up for re-election at the Company’s 2009 annual meeting given the Board’s failure to listen to the will of its shareholders to declassify the Board. In addition, prior to its commitment to declassify the Board, Green Street Advisors, the leading independent research and advisory firm in the REIT industry, issued the Company the worst governance rating among all REITs.

3 Simon Property Group, Inc. v. Taubman Centers, Inc., 261 F. Suppl. 2d 919, 939 (E.D. Mich. 2003), where the Judge found a likely breach of fiduciary duties by the Board.

March 23, 2018

Unfortunately, since the 2017 Annual Meeting, the Company has continued to engage in entrenchment-minded tactics designed to preserve the status quo. First, despite the Company’s announced commitment to declassify and refresh the Board, in the months following the 2017 Annual Meeting, Taubman remained opaque in its communications with shareholders regarding the timing of the promised corporate governance changes. As a result, Land & Buildings was compelled to file proxy materials to call a special meeting of shareholders requesting approval of proposals related to the immediate de-staggering and refreshment of the Board. Land & Buildings’ believes this action ultimately compelled Taubman to subsequently disclose to shareholders the timing and details surrounding its commitment to de-stagger and refresh the Board. Taubman shareholders deserve directors who will proactively do what is right for shareholders and work tirelessly to enhance value, not ones who appear only committed to doing so in the face of shareholder pressure. Further, while the Company could have committed to provide for a more accelerated de-classification, by, for example, asking all Board members to agree to stand for re-election annually, it has not chosen to do so and thus, the Board will not be fully declassified until the 2020 annual meeting of shareholders.

Perhaps most concerning to Land & Buildings is the Company’s continued refusal to take action to eliminate the dual-class voting structure that has enabled the Taubman family to effectively control the Company through its 30% voting power. Others share Land & Buildings’ concerns, including non-Taubman family shareholders that voted to support Land & Buildings’ slate at the 2017 Annual Meeting and leading proxy voting advisory firms ISS and Glass Lewis.

In recommending that Taubman shareholders vote for the election of Land & Buildings’ slate of nominees in their 2017 reports, ISS and Glass Lewis stated:

“(T)he Company's track record of not only maintaining, but also utilizing, long frowned upon corporate governance practices such as…a dual-class voting stock structure, among others, to disenfranchise common shareholders… have contributed to sub-optimal operational and TSR performance in recent years.” (emphasis added) – Glass Lewis

“The board's decision, including the decision to incur the obligation to issue the Series B shares, has resulted in a situation in which the minority unitholders control the public equity without owning a commensurate share of that public equity (and admittedly, they cannot own more than a 10 percent stake of the public equity without jeopardizing its REIT status). Commandeering the shareholder vote has a cost that's difficult to quantify given that some of the repercussions are relatively concrete, and others are somewhat abstract though no less consequential.” (emphasis added) - ISS

Further, in recommending that Taubman shareholders consent to Land & Buildings’ request to call a special meeting of shareholders to immediately de-stagger and refresh the Board, Glass Lewis stated the following:

“Had the Taubman family's voting power been limited to 8.2%, instead of the 30.2% it has as a result of the dual-class voting stock structure, given the broad support that Land & Buildings received from other shareholders, the Dissident's director nominees would have been elected to the board at the 2017 annual meeting.”

March 23, 2018

For this reason, Land & Buildings’ intends to present a non-binding business proposal for approval by Taubman shareholders at the 2018 Annual Meeting regarding the elimination of the dual class voting structure. Land & Buildings believes the dual-class voting structure has served to disenfranchise common shareholders and will continue to do so until eliminated.

In addition to the concerns noted above, Taubman took steps to further disenfranchise shareholders. On September 29, 2017, the Company amended its Bylaws without shareholder approval to limit the jurisdiction in which shareholders can legally challenge the Company to Taubman’s home turf in Michigan. ISS and Glass Lewis appear to share Land & Buildings’ concerns. According to Glass Lewis, “bylaw provisions limiting a shareholder’s choice of legal venue are not in the best interest of shareholders.” Further, ISS generally recommends voting “against or withhold from directors individually, committee members, or the entire board…if the board amends the company's By-Laws or charter without shareholder approval…” and does not otherwise provide a compelling justification for adopting such a Bylaw provision. Taubman’s September 29th Form 8-K disclosing the Bylaw amendment lacks any rationale whatsoever for adopting such a Bylaw provision.

Further, in November 2017, Taubman added two new directors to the Board. Unfortunately, rather than selecting directors with no affiliations or ties to Taubman or the Taubman family, the Board chose to appoint (i) Mayree Clark, the investment banker who promoted and led the initial public offering (IPO) of Taubman Centers in 1992 at Morgan Stanley and (ii) Michael Embler, who was the former CIO of Franklin Mutual Advisors, a company which close Taubman Family friend was the chairman of for many years. Of all the highly-qualified individuals that could represent shareholders, including Land & Buildings’ prior nominees that non-Taubman family shareholders supported, the Board chose a friend of the firm and an advocate for the Company during its IPO. The Board has seemingly failed to embrace the need for true independence in the boardroom, which demonstrates that the corporate governance and board selection process appear to remain fundamentally broken at Taubman.

•	Your disclosure that “nearly all actively managed shareholders voted to remove” the Chairman and Lead Director at the 2017 Annual Meeting;

Land & Buildings acknowledges the Staff’s comment and offers the Staff the following supplemental support for this statement.

Based on Land & Buildings’ review of the final tabulation of the voting results for the 2017 Annual Meeting, which such tabulation generally displays the names of specific shareholders and/or those funds that invest on their behalf, Land & Buildings was able to determine that nearly all actively managed shareholders voted in favor of Land & Buildings’ nominees, thereby effectively voting to remove the Chairman and Lead Director at the 2017 Annual Meeting. By “actively managed shareholders” Land & Buildings is referring to those shareholders that are actively managed funds, i.e. excluding the members of the Taubman family (which, as noted above, collectively hold 30% of the voting power) and generally passive shareholders such as index funds.

•	Your disclosure that several key investors’ votes were “likely swayed” as a result of a last minute announcement by the board to declassify and refresh itself; and

Land & Buildings acknowledges the Staff’s comment and offers the Staff the following supplemental support for this statement.

March 23, 2018

Based on the tabulation of the voting results at the time of the announced Board declassification, several key investors had not yet voted and/or later reversed their vote, and ultimately voted for the Company’s nominees after the Company’s announced commitment to declassify the Board, which Land & Buildings notes such announcement came just two days before the date of the 2017 Annual Meeting. Based on past voting practices and/or policies of certain key investors, Land & Buildings understands that such investors support good corporate governance and typically vote in favor of management if a company commits to, and/or enacts, governance enhancements that benefit shareholders. Given these voting tendencies and support of governance enhancements by these key investors generally, together with the voting tabulations just before the announcement and the voting results upon conclusion of the 2017 Annual Meeting, Land & Buildings had (and continues to have) reasonable grounds to believe that certain key investors were likely swayed by the Company’s announced commitment to declassify the Board in making their decision to vote in favor of management nominees.

•	Your disclosure that Taubman shares have underperformed by 22% relative to a set of Class A Mall Peers that are not identified in your disclosure.

Land & Buildings acknowledges the Staff’s comment and respectfully refers the Staff to Footnote 3 of the letter, which identifies the Class A Mall Peers referred to throughout the letter.

Footnote 3: “Class A Mall Peers defined by Land & Buildings as Taubman’s high quality Class A Mall Peers GGP, Inc., The Macerich Company, Simon Property Group Inc. (collectively, “Class A Mall Peers”)”.

Land & Buildings further advises the Staff on a supplemental basis that the above-referenced Class A Mall Peers are the only U.S. publicly traded regional mall companies (in addition to TCO) that primarily own class A, high sales productivity, enclosed regional malls.

2.	Please explain to us your reference to the company’s board being “interconnected.”

Land & Buildings acknowledges the Staff’s comment and offers the Staff the following support on a supplemental basis for its belief that the Taubman Board is “interconnected.”

Land & Buildings directs the Staff to slide 14 of the Investor Presentation, reproduced below, which demonstrates the cobweb of connections among the members of the Taubman Board. While this chart is from the 2017 Annual Meeting, there haven’t been many changes other those noted below and of which do not materially impact the remaining interconnections (and new interconnections!) that continue to exist:

•	Mr. Karmanos and Mr. Allison are no longer members of the Board and new directors Mayree Clark and Michael Embler have been appointed to the Board.
•	As noted above, Ms. Clark has a long history with Taubman as an advocate for the Company during its IPO. She was the investment banker who led the IPO of Taubman Centers in 1992 at Morgan Stanley. In addition, Mr. Embler was the former CIO of Franklin Mutual Advisors, a company which a close Taubman Family friend was the chairman of for many years.

March 23, 2018

In totality, these interconnections are glaring and deeply troubling to Land & Buildings. Further, despite having appointed two new independent directors in November, the Company was still apparently unable to appoint individuals with no affiliations or ties to Taubman or the Taubman family.

3.	Please provide us an analysis supporting your disclosure that the “Taubman Family’s ownership interest violates the Company’s Ownership Limit set forth in the Charter and could jeopardize the Company’s REIT status.”

Land & Buildings acknowledges the Staff’s comment and refers the Staff to the Complaint filed by Land & Buildings against Taubman attached hereto as Exhibit A, which provides support for this statement.

Further, as noted above, even ISS highlighted the issue in its report for the 2017 Annual Meeting, stating “admittedly, they cannot own more than a 10 percent stake of the public equity without jeopardizing its REIT status”.

* * *

The Staff is invited to contact the undersigned with any additional comments or questions it may have. We would appreciate your prompt advice as to whether the Staff has any further comments. Thank you for your assistance

Sincerely,

/s/ Meagan M. Reda, Esq.

Meagan M. Reda, Esq.

cc:	Jonathan Litt, Land & Buildings Investment Management, LLC Steve Wolosky, Esq., Olshan Frome Wolosky LLP

March 23, 2018

Exhibit A

Complaint

See Attached